EX-99.B-77D(a)

                             W&R TARGET FUNDS, INC.

SUB-ITEM 77D(a):    Policies with respect to security investments:

The following information replaces paragraph (12) of the non-fundamental restrictions section of "Investment Restrictions and Limitations."

(12) Each Portfolio (other than Money Market Portfolio) may purchase shares of another investment company subject to the restrictions and limitations of the 1940 Act;